Room 4561
Via fax (949) 585-4091

October 2, 2006

L. George Klaus
Chairman and Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave, Suite 1000
Irvine, CA 92612

       Re: Epicor Software Corporation
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed March 31, 2006
       Form 10-K/A for Fiscal Year Ended December 31, 2005
       Filed April 14, 2006
       Form 10-Q for Quarterly Period Ended June 30, 2006
       Filed August 9, 2006
       File no. 0-20740

Dear Mr. Klaus:

       We have reviewed your response letter dated September 25, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

1.   We note your response to our previous comment no. 2. With regards to this
        information, please further explain the following:

- We note that for the samples provided for the Vantage Standard Plan, the
  Vantage Expanded Plan and the Enterprise Standard Plan, the VSOE ranges
  fall within +/- approximately 20%, 17.6% and 15.8%, respectively of the
  median price. For each type of contract provided in your response, tell us
  what percentage of your contracts actually renew within these ranges and tell
  us how you determined that such percentages were representative of VSOE.
- You indicate that when the maintenance agreement is priced at a percentage
  within the established VSOE range for a product, the Company considers the
  "contract price" to be VSOE. Are the maintenance renewal rates stated in the
  contract or does the Company merely allocate a portion of the total contract
  price to the maintenance element? What percentage of your contracts actually
  renew at the "contract price"?
- We note the samples you provided were for two of the Company's largest
  product lines. In your response to comment no. 3 in your letter dated August
  18, 2006, you indicated that the Company's analyses were based on historical
  renewal rates for each product by geography. Were the samples you provided
  for one specific region? If so, how do the ranges differ by geographic region?
  Tell us how many separate historical analyses are performed each quarter in
  order to establish VSOE for your various product lines in different regions.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Mr. George Klaus
Epicor Software Corporation
October 2, 2006
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399
if you have questions regarding comments on the financial statements and related
matters.

                                        Very truly yours,

                                        Kathleen Collins
                                        Accounting Branch Chief